Exhibit 99.11

PRESS RELEASE

TotalEnergies Launches Its

Largest Solar Power Plant in France.

Paris, November 29th, 2021 – TotalEnergies has launched its largest photovoltaic solar power plant in France, with a capacity of 55 megawatts (MW).

The solar farm, located northeast of Gien (Loiret), comprises 126,000 photovoltaic panels spread over 75 hectares. The plant will produce around 64 GWh per year, equivalent to the annual electricity consumption of 38,000 people and keep more than 550,000 tons of CO2 out of the atmosphere during its lifetime.

This photovoltaic project is part of a sustainable, responsible approach designed to support the development of renewable energies in France. Hence, this project includes:

•	A participative financing: To involve site neighbors and share the value created by these projects with the regions, the plant was built with a participative financing in an amount of €2,200,200 to which 212 residents of the Loiret and surrounding departments largely contributed.

•	A plan to protect biodiversity: The Company has put in place the measures required to preserve biodiversity, including the creation of bat shelters and the construction of a pond to promote amphibian reproduction.

TotalEnergies teams will operate and maintain the plant locally throughout its 30-year operating lifespan.

“TotalEnergies once again confirms its commitment to the development of renewable energies in partnership with the regions. I would like to thank all of the project stakeholders who helped develop our largest solar farm in France. This commissioning contributes to France’s energy transition and is a further step towards our goal of reaching 4 GW of renewable generation capacity by 2025. It reinforces our commitment to be a major player in renewable energy in France” said Thierry Muller, CEO of TotalEnergies Renewables France.

Furthermore, in mid-November, TotalEnergies was awarded 51 megawatts (MW) of solar projects in the 10th round of the CRE 4 (French Energy Regulatory Commission) tender. The eight winning projects will be commissioned by the end of 2023 and then operated and maintained by TotalEnergies' teams, whose local workforce is expected to grow. In the last ten bidding periods, TotalEnergies has won 707 MW of solar projects, placing it second among all developers in France.

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TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of September 2021, TotalEnergies' gross renewable electricity generation capacity is 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

TotalEnergies Renewables France Contacts

Elodie Billerey : +33 6 69 99 38 95 | elodie.billerey@totalenergies.com

@TotalEnergies    TotalEnergies    TotalEnergies    TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities.

TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).